Form 40-F
period 2003-04-30
LEITCH TECHNOLOGY CORP
filed 2003-09-16
CIK 1111496

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 40-F
[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2003	Commission File Number 000-30686

LEITCH TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number (if applicable))
150 Ferrand Drive, Suite 700 Toronto, Ontario M3C 3E5 (416) 445-9640	Torys LLP 237 Park Avenue New York, NY, U.S.A. 10017 (212) 880-6000
(Address and telephone number of Registrant's principal executive offices)	(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Common Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form                        ☒ Audited annual financial statements

Indicate the number of outstanding shares of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 29,782,080

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                        No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

        In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files or incorporates by reference Exhibits 99.1, 99.2 and 99.3, as set forth in the Exhibit Index attached hereto.

        In accordance with General Instruction B.(3) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1, 99.2 and 99.3, as set forth in the Exhibit Index hereto.

        In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 to the Registrant's Annual Report on Form 40-F dated September 15, 2003, the Annual Audited Consolidated Financial Statements of the Registrant for the year ended April 30, 2003 including in Note 18 thereto a reconciliation of the financial statements to U.S. GAAP as required by Item 17 of Form 20-F, as set forth in the Exhibit Index thereto.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process. The Registrant has previously filed with the SEC a Form F-X in connection with the Registrant's Common Shares.

DISCLOSURE CONTROLS AND PROCEDURES

A.
Evaluation of disclosure controls and procedures. Based on their evaluation as of the end of the period covered by this report, Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rule 13a-14(c), 15(c) and 15(d)-15(e) under the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.
Changes in internal control over financial reporting. As of the end of the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Leitch Technology Corporation
Date September 15, 2003	By:	/s/ SALIL MUNJAL Name: Salil Munjal Title: Chief Operating Officer

EXHIBIT INDEX

Sequential Page No.
99.1	Annual Information Form dated September 15, 2003
99.2	Audited Comparative Consolidated Financial Statements of the Registrant, and the notes thereto for fiscal 2003 together with the report of the auditors thereon, including a U.S. GAAP reconciliation
99.3	Management's Discussion and Analysis for fiscal 2003 found at pages 4 to 21, inclusive, of the 2003 Annual Report of the Registrant
99.4	Consent of KPMG LLP
99.5	Section 302 Certifications
99.6	Section 906 Certifications

QuickLinks

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
DISCLOSURE CONTROLS AND PROCEDURES
SIGNATURES
EXHIBIT INDEX