Form 40-F
period 2004-04-30
LEITCH TECHNOLOGY CORP
filed 2004-09-14
CIK 1111496

QuickLinks -- Click here to rapidly navigate through this document

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Check One)

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2004

Commission file number 000-30686

LEITCH TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Province of Ontario, Canada (Province or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

150 Ferrand Drive, Suite 700, Toronto, Ontario M3C 3E5
(416) 445-9640
(Address and Telephone Number of Registrant's Principal Executive Offices)

Torys LLP, 237 Park Avenue, New York, NY, U.S.A. 10017
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.    Debt Securities

        For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:    34,590,910

        Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes  ☐                        No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒                        No  ☐

The Annual Report on Form 40-F shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933:    Form S-8 (File Nos. 333-13956 and 333-85598) and Form F-9 (File No. 333-98087).

FORM 40-F

Principal Documents

        The following documents filed as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, are hereby incorporated by reference into the Annual Report on Form 40-F:

  (a)
  Management's Discussion and Analysis for the fiscal year ended April 30, 2004;

  (b)
  Consolidated Financial Statements for the fiscal year ended April 30, 2004, together with the report of the auditors thereon, including a US GAAP reconciliation;

  (c)
  Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences dated June 4, 2004; and

  (d)
  Annual Information Form dated September 10, 2004.

40-F1

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

  (a)
  Certifications.    See Exhibits 99.5 and 99.6 to this Annual Report on Form 40-F.

  (b)
  Disclosure Controls and Procedures.    As of the end of the registrant's fiscal year ended April 30, 2004, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

    It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

  (c)
  Changes in Internal Control Over Financial Reporting.    During the fiscal year ended April 30, 2004, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

Notices Pursuant to Regulation BTR.

        None.

Audit Committee Financial Expert.

        The registrant's board of directors has determined that Graham Savage, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F) and is "independent", as that term is defined in the listing standards of the New York Stock Exchange.

40-F2

Code of Ethics.

        The registrant has not yet adopted a written "code of ethics" (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the "Financial Supervisors"). The registrant is in the process of adopting a new code of ethics and business conduct that will apply to all directors, officers and employees, including the Chief Executive Officer and the Chief Financial Officer. Once adopted, the code will be made available on the registrant's website at www.leitch.com.

Principal Accountant Fees and Services.

        The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2004 and 2003:

(US $000s)	2004	2003
Audit Fees	$125	$105
Audit-Related Fees	6	14
Tax Fees	120	299
All Other Fees	59	57

Total	$310	$475

        Audit Fees.    Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including statutory audits, consents and assistance with and review of certain documents filed with securities regulatory authorities.

        Audit-Related fees.    Audit-related fees are for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: due diligence related to mergers and acquisitions, accounting consultations in connection with acquisitions, and consultation concerning financial accounting and reporting standards.

        Tax fees.    Tax fees are principally for fees relating to tax consulting and structuring and tax compliance services for its Canadian and US tax jurisdictions.

        All Other Fees.    All other fees include fees for French language translation and advisory support services.

Pre-Approval Policies and Procedures.

  (a)
  The audit committee of the registrant's board of directors has adopted a policy in May 2003 regarding the provision of services by the registrant's external auditors, currently KPMG LLP. This policy requires audit committee to pre-approve all permitted audit, audit-related and non-audit services, and consider whether the provision of such services are compatible with maintaining the auditor's independence.

40-F3

    Under the policy, all permitted services to be provided by KPMG LLP must be pre-approved by the audit committee or any member of the Audit Committee who is an independent member of the board of directors. Any pre-approval granted by a member of the Audit Committee must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

  (b)
  Of the fees reported in this Annual Report on Form 40-F under the heading "Principal Accountant Fees and Services", none of the fees billed by KPMG LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

        The registrant does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

        The following table presents contractual obligations of the company at April 30, 2004:

		Payments Due by Period
(US$ Millions) Contractual Obligations	Total	Less than One Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt Obligations	$—	$—	$—	$—	$—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	17.8	3.1	5.4	5.0	4.3
Purchase Obligations	1.9	1.9	—	—	—
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP of the primary financial statements	0.6	0.1	0.3	0.1	0.1

Total	20.3	5.1	5.7	5.1	4.4

40-F4

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking.

        The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process.

        The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

        Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 13, 2004.

Leitch Technology Corporation
By:	/s/ TIM THORSTEINSON Name: Tim E. Thorsteinson Title: President and Chief Executive Officer
By:	/s/ DAVID TOEWS Name: David A. Toews Title: Chief Financial Officer

40-F5

EXHIBIT INDEX

Exhibit	Description
99.1	Management's Discussion and Analysis for the fiscal year ended April 30, 2004 found at pages 4 to 26, inclusive, of the 2004 Annual Report of the Registrant
99.2
Consolidated Financial Statements for the fiscal year ended April 30, 2004, together with the report of the auditors thereon, including a US GAAP reconciliation, found at pages 27 to 55, inclusive, of the 2004 Annual Report of the Registrant
99.3	Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Differences dated June 4, 2004
99.4	Annual Information Form dated September 10, 2004
99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.7	Section 1350 Certification of Chief Executive Officer
99.8	Section 1350 Certification of Chief Financial Officer
99.9	Consent of KPMG LLP

QuickLinks

FORM 40-F
ADDITIONAL DISCLOSURE
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
EXHIBIT INDEX